SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                             (Final Amendment)

                             Technitrol, Inc.
       ____________________________________________________________
                             (Name of Issuer)

                 Common Stock, Par Value $0.125 Per Share
       ____________________________________________________________
                      (Title of Class and Securities)

                                 878555010
        ___________________________________________________________
                   (CUSIP Number of Class of Securities)

                               John F. Keane
                         Tinicum Enterprises, Inc.
                            990 Stewart Avenue
                       Garden City, New York  11530
                              (516) 222-2874
       _____________________________________________________________
         (Name, Address and Telephone Number of Person Authorized
                  to Receive Notices and Communications)

                                 Copy to:

                           Paul T. Schnell, Esq.
                 Skadden, Arps, Slate, Meagher & Flom LLP
                             919 Third Avenue
                         New York, New York  10022
                              (212) 735-3000

        ____________________________________________________________
                       (Date of Event which Requires
                         Filing of this Statement)

        If the filing person has previously filed a statement on
        Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: ( )

        Check the following box if a fee is being paid with this
        Statement:  ( )


                               SCHEDULE 13D

   CUSIP No. 878555010
   _________________________________________________________________
   (1)  NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        TINICUM INVESTORS                     13-3800339
   _________________________________________________________________
   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ( )
                                                          (b) ( )
   _________________________________________________________________
   (3)  SEC USE ONLY
   _________________________________________________________________
   (4)  SOURCE OF FUNDS
        WC, BK
   _________________________________________________________________
   (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ( )
   _________________________________________________________________
   (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
        DELAWARE
   _________________________________________________________________
                                 (7)  SOLE VOTING POWER
         NUMBER OF                    357,185
          SHARES                 ___________________________________
       BENEFICIALLY              (8)  SHARED VOTING POWER
         OWNED BY                     0
           EACH                  ___________________________________
         REPORTING               (9)  SOLE DISPOSITIVE POWER
          PERSON                      357,185
           WITH                  ___________________________________
                                 (10) SHARED DISPOSITIVE POWER
                                      0
   _________________________________________________________________
   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        357,185
   _________________________________________________________________
   (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES                                      (  )
   _________________________________________________________________
   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
        4.5%
   _________________________________________________________________
   (14) TYPE OF REPORTING PERSON
        PN
   _________________________________________________________________


                               SCHEDULE 13D

   CUSIP No. 878555010
   _________________________________________________________________
   (1)  NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        RIT CAPITAL PARTNERS plc
   _________________________________________________________________
   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ( )
                                                          (b) ( )
   _________________________________________________________________
   (3)  SEC USE ONLY
   _________________________________________________________________
   (4)  SOURCE OF FUNDS
        WC
   _________________________________________________________________
   (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ( )
   __________________________________________________________________
   (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
        UNITED KINGDOM
   __________________________________________________________________
                                 (7)  SOLE VOTING POWER
         NUMBER OF                    138,315
          SHARES                 ___________________________________
       BENEFICIALLY              (8)  SHARED VOTING POWER
         OWNED BY                     0
           EACH                  ___________________________________
         REPORTING               (9)  SOLE DISPOSITIVE POWER
          PERSON                      138,315
           WITH                  ___________________________________
                                 (10) SHARED DISPOSITIVE POWER
                                      0
   _________________________________________________________________
   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        138,315
   _________________________________________________________________
   (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES                                      (  )
   _________________________________________________________________
   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
        1.7%
   _________________________________________________________________
   (14) TYPE OF REPORTING PERSON
        IV
   _________________________________________________________________


                  This Statement constitutes the Final Amendment to the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission by Tinicum Investors, L.P., a Delaware limited partnership ("Investors"), Tinicum Enterprises, Inc., a Delaware corporation ("Enterprises"), RIT Capital Partners plc, a United Kingdom corporation ("RIT"), J. Rothschild Holdings plc, a United Kingdom corporation ("JRH") and J. Rothschild Capital Management Limited, a United Kingdom corporation ("JRCML") in connection with their beneficial ownership of shares of common stock, par value $0.125 per share (the "Common Stock"), of Technitrol, Inc., a Pennsylvania corporation (the "Issuer"). This Final Amendment is being filed by Tinicum Investors, a Delaware general partnership ("Investors II"), and RIT.

                  Unless otherwise defined herein, capitalized terms used herein shall have the meanings ascribed to them in the
        Schedule 13D, as amended and supplemented.

        ITEM 2.   IDENTITY AND BACKGROUND.

                  Item 2 is hereby amended and supplemented by adding the following:

                  (a)-(c), (f) In connection with a reorganization of Enterprises, Investors and certain other affiliated entities, all of the Common Stock owned by Enterprises and Investors was transferred on December 31, 1994 to a newly-formed Delaware general partnership also known as Tinicum Investors ("Investors II"). Thereafter, Investors was liquidated and dissolved. As a result, Investors and Enterprises are no longer deemed to be reporting persons for purposes of Rule 13d-1 of the General Rules and Regulations of the Act. Hereinafter, "Reporting Persons" shall no longer include Enterprises or Investors, but shall include Investors II.

                  Investors II is a private investment company. The managing partners of Investors II are Eric M. Ruttenberg and Derald H. Ruttenberg. The other partners of Investors II are RUTCO Incorporated, a Delaware corporation ("RUTCO"), John C. Ruttenberg, Katherine T. Ruttenberg, Hattie Ruttenberg, Enterprises, Tinicum Associates, Inc., a Delaware corporation ("Associates"), Tinicum Foreign Investments Corporation, a Delaware corporation ("Foreign"), Robert J. Kelly and Seth M. Hendon.

                  Tinicum Incorporated, a New York corporation
        ("Tinicum"), acts as a management company for Investors II and other affiliated entities. Eric M. Ruttenberg, John C. Ruttenberg, Katherine T. Ruttenberg and Hattie Ruttenberg each own one-quarter of the voting stock of Tinicum.

                  RUTCO is a private investment company, which is wholly-owned by Derald H. Ruttenberg.

                  Associates is a private investment company, one-third of the voting stock of which is owned by each of Eric
        M. Ruttenberg, Katherine T. Ruttenberg and Hattie
        Ruttenberg.

                  Foreign is a private investment company, one-fifth of the voting stock of which is owned by each of Derald H. Ruttenberg, Eric M. Ruttenberg, John C. Ruttenberg,
        Katherine T. Ruttenberg and Hattie Ruttenberg.

                  The address of the principal place of business and principal office of each of Investors II, Tinicum, RUTCO, Associates and Foreign is 990 Stewart Avenue, Garden City, New York 11530. The business address, present principal employment or occupation and citizenship of Eric M. Ruttenberg, John C. Ruttenberg, Hattie Ruttenberg and each of the other executive officers and directors of Tinicum, RUTCO, Associates and Foreign are set forth on Schedule I hereto and incorporated herein by reference.

                  Derald H. Ruttenberg's present business address is 990 Stewart Avenue, Garden City, New York 11530 and his present principal occupation is serving as a managing partner of Investors II. Derald H. Ruttenberg is a United States citizen.

                  Katherine T. Ruttenberg is a private investor and United States citizen. Her business address is 990 Stewart Avenue, Garden City, New York 11530.

                  The business address and present principal occupation, respectively, of each of Robert J. Kelly and Seth M. Hendon is 990 Stewart Avenue, Garden City, New York 11530 and serving as a general partner of Investors II. Each of Robert J. Kelly and Seth M. Hendon is a United States citizen.

                  As a result of a reconstruction of JRH, pursuant to the laws of the United Kingdom, JRH became a wholly-owned subsidiary of SJPC. On July 19, 1996, JRCML was sold by SJPC to RIT, pursuant to the laws of the United Kingdom. Following such sale, JRCML became a wholly-owned subsidiary of RIT. As a result, each of JRH, JRCML and SJPC are no longer deemed to be reporting persons for purposes of Rule 13d-1 of the General Rules and Regulations of the Act. Hereinafter, "Reporting Persons" shall no longer include JRH, JRCML or SJPC.

                  The name, business address and present principal employment or occupation and citizenship of each of the executive officers and directors of RIT are set forth on
        Schedule II hereto and incorporated herein by reference.

                  Mr. Kasschau is no longer an officer or director of Tinicum, Enterprises, RUTCO, Associates or Foreign. As a result, Mr. Kasschau no longer consults, or has any contracts, arrangements or understandings (oral or otherwise) or relationships (legal or otherwise), with the Reporting Persons on matters relating to the Common Stock, including but not limited to voting, holding, transfer, further acquisition and disposition of the Common Stock, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Each of the Reporting Persons disclaims beneficial ownership of any Common Stock owned by Mr. Kasschau and disclaims membership in any "group" with Mr. Kasschau with respect to the Common Stock for purposes of Sections 13(d) and 13(g) of the Act, or for any other purposes under any other provisions of the Act or the General Rules and Regulations promulgated thereunder. Hereinafter, "Reporting Persons" shall no longer include Mr. Kasschau.

             (d) and (e) During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, the persons listed on Schedules I and II hereto has
        (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


        ITEM 5.   INTERESTS IN SECURITIES OF THE ISSUER.

                  Item 5 is hereby amended and supplemented by adding the following:

                  (a)  As of the close of business on the date
        hereof, Investors II and RIT have beneficial ownership of 357,185 and 138,315 shares of Common Stock, respectively. The Common Stock beneficially owned by Investors II and RIT represent approximately 4.5% and 1.7%, respectively, of the outstanding Common Stock, based on the 7,990,564 shares of Common Stock reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996 as outstanding on October 16, 1996.

                  (b) Each of Investors II and RIT has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of the shares of Common Stock of which it has direct beneficial ownership.

                  (e) The Reporting Persons are no longer deemed reporting persons for purposes of Rule 13d-1 of the General Rules and Regulations of the Act (see Item 6). The Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock on the date hereof.
        As a result, this constitutes the Final Amendment to the
        Schedule 13D.

        ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                  RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF
                  THE ISSUER.

                  Item 6 is hereby amended and supplemented by adding the following:

                  Since the date hereof, none of the Reporting
        Persons or, to the best knowledge of the Reporting Persons, the persons listed on Schedules I and II hereto consults, or has any contracts, arrangements, understandings (oral or otherwise) or relationships (legal or otherwise), with each other or any person on matters relating to the Common Stock, including but not limited to voting, holding, transfer, further acquisition and disposition of the Common Stock, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Each of Investors II and RIT disclaims beneficial ownership of any Common Stock owned by the other and disclaims membership in any "group" with the other with respect to the Common Stock for purposes of Sections 13(d) and 13(g) of the Act, or for any other purposes under any other provisions of the Act or the General Rules and Regulations promulgated thereunder.
        As a result, each of Investors II and RIT are no longer deemed to be reporting persons for purposes of Rule 13d-1 of the General Rules and Regulations of the Act.


                                   SIGNATURE

                  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

        Dated:  January 24, 1997

        TINICUM INVESTORS

        By:/s/ Eric M. Ruttenberg
           Eric M. Ruttenberg
           Managing Partner


                                 SIGNATURE

                  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

        Dated:  January 24, 1997

        RIT CAPITAL PARTNERS plc

        By:/s/ D. W. A. Budge
           D. W. A. Budge
           Director



        SCHEDULE I

        1. Directors and Executive Officers of Tinicum Incorporated ("Tinicum"). The name, title and present principal occupation or employment of each of the directors and executive officers of Tinicum, and the name, principal business and address of any organization in which such employment is conducted are set forth below. Unless otherwise indicated, the business address of each person listed below is 990 Stewart Avenue, Garden City, New York 11530 and each person listed below is a United States citizen. Directors are identified by an asterisk. The business and address of Tinicum Investors and Tinicum Enterprises, Inc. are not repeated in this table.

                                      Present and Principal Occupation
        Name and Title                or Employment and Business Address

        John F. Keane                 President and Secretary
        President and Assistant       Tinicum Enterprises, Inc.
        Secretary

        Edward R. Civello             Vice President and Treasurer
        Vice President                Tinicum Enterprises, Inc.

        Seth M. Hendon                Secretary
        Secretary                     Tinicum Incorporated

        Eric M. Ruttenberg*           Managing Partner
                                      Tinicum Investors

        John C. Ruttenberg*           Executive
                                      Silicon Graphics Inc.
                                      One Cabot Road
                                      Hudson, MA 01749
                                      (design and manufacture of
                                      computer workstations)

        Hattie Ruttenberg*            Attorney
                                      c/o Tinicum Incorporated
                                      800 Third Avenue, 40th Floor
                                      New York, NY 10022


        2. Directors and Executive Officers of RUTCO Incorporated ("RUTCO"). The name, title and present principal occupation or employment of each of the directors and executive officers of RUTCO, and the name, principal business and address of any organization in which such employment is conducted are set forth below. The business address of each person listed below is 990 Stewart Avenue, Garden City, New York 11530 and each person listed below is a United States citizen. Directors are identified by an asterisk. The business and address of Tinicum Investors and Tinicum Enterprises, Inc. are not repeated in this table.

                                      Present and Principal Occupation
                                      or Employment and Business
        Name and Title                Address

        John F. Keane                 President and Secretary
        President and Secretary       Tinicum Enterprises, Inc.

        Edward R. Civello             Vice President and Treasurer
        Vice President and Treasurer  Tinicum Enterprises, Inc.
        Joseph A. Marino              Assistant Secretary
        Assistant Secretary           Tinicum Enterprises, Inc.

        Eric M. Ruttenberg*           Managing Partner
                                      Tinicum Investors


        3. Directors and Executive Officers of Tinicum Foreign Investments Corporation ("Foreign"). The name, title and present principal occupation or employment of each of the directors and executive officers of Foreign, and the name, principal business and address of any organization in which such employment is conducted are set forth below. The business address of each person listed below is 990 Stewart Avenue, Garden City, New York 11530 and each person listed below is a United States citizen. Directors are identified by an asterisk. The business and address of Tinicum Investors and Tinicum Enterprises, Inc. are not repeated in this table.

                                      Present and Principal Occupation
                                      or Employment and Business
        Name and Title                Address

        John F. Keane                 President and Secretary
        President and Secretary       Tinicum Enterprises, Inc.

        Edward R. Civello             Vice President and Treasurer
        Vice President and Treasurer  Tinicum Enterprises, Inc.
        Joseph A. Marino              Assistant Secretary
        Assistant Secretary           Tinicum Enterprises, Inc.

        Eric M. Ruttenberg*           Managing Partner
                                      Tinicum Investors


        4. Directors and Executive Officers of Tinicum Associates, Inc. ("Associates"). The name, title and present principal occupation or employment of each of the directors and executive officers of Associates, and the name, principal business and address of any organization in which such employment is conducted are set forth below. The business address of each person listed below is 990 Stewart Avenue, Garden City, New York 11530 and each person listed below is a United States citizen. Directors are identified by an asterisk. The business and address of Tinicum Investors and Tinicum Enterprises, Inc. are not repeated in this table.

                                      Present and Principal Occupation
                                      or Employment and Business
        Name and Title                Address

        John F. Keane                 President and Secretary
        President and Secretary       Tinicum Enterprises, Inc.

        Edward R. Civello             Vice President and Treasurer
        Vice President and Treasurer  Tinicum Enterprises, Inc.
        Joseph A. Marino              Assistant Secretary
        Assistant Secretary           Tinicum Enterprises, Inc.

        Eric M. Ruttenberg*           Managing Partner
                                      Tinicum Investors


        SCHEDULE II

             Directors and Executive Officers of RIT Capital Partners plc ("RIT"). The name, business or residence address, principal occupation or employment and citizenship of each of the directors and executive officers of RIT and the name, address and principal business of any organization in which such employment is conducted are set forth below. The business and address of St James's Place Capital plc ("SJPC") are not repeated in this table.

                                                       Directors
                   Business or      Principal
                   Residence        Occupation
        Name       Address          or Employment      Citizenship

        Lord       27 St James's    Chairman of Value   British
        Rothschild Place            Realisation Trust
        (Chairman) London SW1A 1NR  plc and Director of
                   England          SJPC

        Charles    Swan House,      Director, Stanhope  British
        Howard     Madeira Walk,    Administration
        Bailey     Windsor          Limited, Swan
                   Berkshire SL4    House, Madeira
                   1EU              Walk, Windsor,
                   England          Berkshire SL4 1EU
                                    (accounting and
                                    administrative
                                    services);
                                    Director, General
                                    Oriental
                                    Investments
                                    Limited, P.O. Box
                                    309, Cayman
                                    Islands, British
                                    West Indies
                                    (investment
                                    company)

        Anthony    27 St James's    Director, Sketchley South
        Herbert    Place            plc Rugby Road,     African
        Bloom      London SW1A 1NR  Hinckley,
                   England          Leicestershire
                                    LE10 2NE, England
                                    (dry cleaning and
                                    related
                                    industries);
                                    Director, Rockridge
                                    Consolidated
                                    Limited, 4 Harley
                                    Street, London W1N
                                    1AA, England
                                    (financial
                                    services)

        Duncan     27 St James's    Director & Chief    British
        William    Place            Operating Officer,
        Allan      London SW1A 1NR  RIT
        Budge      England

        Andrew     88 St George's   Farmer              British
        Stephen    Square
        Bower      London SWIV 3QX
        Knight     England

        Baron      Boulevard       President, Banque   Belgian
        Phillippe  Jacques-        Bruxelles Lambert
        Lambert    Dalcroze 5, CH- (Suisse) SA,
                   1211 Geneva 3   Boulevard Jacques-
                   Switzerland     Dalcroze 5, CH-
                                   1211, Geneva 5,
                                   Switzerland
                                   (international
                                   bank)

        Jean       10 Place du     Private investor,   Italian
        Pigozzi    Grand-Mezel,    10 Place du Grand-
                   1204 Geneva,    Mezel, 1204 Geneva,
                   Switzerland     Switzerland
                                   (investments
                                   worldwide)

                                    Executive Officers

        Stephen    27 St James's   Company Secretary,  British
        Robin      Place           SJPC
        Sanders    London SW1A 1NR Compliance Officer,
                   England         St James's Place
                                   Capital group of
                                   companies

        David Neil 27 St James's   Deputy Company      British
        Wood       Place           Secretary, SJPC
                   London SW1A 1NR Director, J
                   England         Rothschild Capital
                                   Management Limited

        The Corporate Secretary of RIT is J Rothschild Capital
        Management Limited.